Exhibit 12.1

Farmland Partners Inc. and Predecessor

Ratio of Earnings to Combined Fixed Charges and Preference Dividends

(Unaudited)

	The Company		The Predecessor
	Three Months Ended March 31, 2015	Year Ended December 31, 2014(1)	Year Ended December 31, 2013	Year Ended December 31, 2012
			($ in thousands)

Income before taxes	$(197)	$(671)	$34	$586

Plus:
Fixed charges	778	1,372	1,342	1,162

Earnings	$581	$701	$1,376	$1,748

Interest expense	$773	$1,372	$1,342	$1,162

Estimated interest component of rent(3)	5	—	—	—

Fixed charges	$778	$1,372	$1,342	$1,162

Ratio of earnings to fixed charges	(2)	(2)	1.0	1.5

(1)         Includes financial information of the Predecessor for the period from January 1, 2014 until immediately prior to the completion of our initial public offering on April 16, 2014 and of the Company for the period thereafter.

(2)         For the three months ended March 31, 2015 and the year ended December 31, 2014, earnings were not sufficient to cover fixed charges by $197 and $671, respectively.

(3)         The percent of rent included in the calculation is a reasonable approximation of the interest factor.